UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 10, 2011: Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2011.

Exhibit 1

Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2011

Maroussi, Athens, Greece – August 10, 2011 – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the three and six month periods ended June 30, 2011.

Second Quarter 2011 Highlights:

•

Net income of $0.03 million or $0.00 earnings per share basic and diluted on total net revenues of $15.6 million.  Excluding the effect of unrealized and realized loss on derivatives and unrealized loss on trading securities and amortization of the fair value of charters acquired, the net earnings per share for the period would have remained unchanged.

•

Adjusted EBITDA was $5.0 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net income.

•

An average of 16.00 vessels were owned and operated during the second quarter of 2011 earning an average time charter equivalent rate of $11,302 per day.

•

Declared a quarterly dividend of $0.07 per share for the second quarter of 2011 payable on or about September 9, 2011 to shareholders of record on September 2, 2011. This is the twenty-fourth consecutive quarterly dividend declared.

First Half 2011 Highlights:

•

Net loss of $0.6 million or $0.02 loss per share basic and diluted on total net revenues of $29.8 million.  Excluding the effect of unrealized and realized loss on derivatives and unrealized loss on trading securities and amortization of the fair value of charters acquired, the net loss for the period would have been $1.3 million, or $0.04 loss per share basic and diluted

•

Adjusted EBITDA was $8.7 million. Please refer to a subsequent section of the Press Release for a reconciliation of adjusted EBITDA to net loss.

•

An average of 16.00 vessels were owned and operated during the first half of 2011 earning an average time charter equivalent rate of $11,198 per day.

•

Declared two quarterly dividends for a total of $0.14 per share during the first half of 2011.

Aristides Pittas, Chairman and CEO of Euroseas commented: “During the first half of 2011, the containership market recovery continued and allowed us to renew the expiring charters of our containership fleet at significantly higher rates. The strengthening of the market compared to a year ago also allowed us to reactivate and profitably employ two of our containerships which were laid up during the same period of 2010. In parallel, our strategy to fully charter out our drybulk fleet for 2011 and about 70% for 2012 has insulated us from the weakness of the drybulk market.

On the investment front, while we continue to pursue investments in the containership sector through our Euromar joint venture, which recently agreed to acquire its seventh vessel, we have been also reviewing opportunities in the drybulk sector, in which we expect the weakness in rates to translate into lower vessel prices.

We remain optimistic about the prospects of Euroseas as we believe our conservative strategy has provided us with a strong balance sheet and has positioned us well to take advantage of opportunities as they might emerge. Our Board decided to re-affirm our quarterly dividend to $0.07 per share  which represents an annual yield of about 6.9% on the basis of our stock price on August 2, 2011.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the second quarter of 2011 reflect the strengthening of the containership market compared to the same quarter of 2010, the higher number of our vessels profitably employed but also higher interest rate swap related derivative losses due to the drop of interest rates.

Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $6,066 per vessel per day during the second quarter of 2011 as compared to $5,510 per vessel per day for the same quarter of last year for the vessels not in lay-up, and $6,002 per vessel per day for the first half of 2011 as compared to $5,677 per vessel per day for the same period of 2010 again for the vessels not in lay-up; the increase is partly attributed to the higher cost of lubricants and the higher dollar / euro exchange rate.  As always, we want to emphasize that cost control remains a key component of our strategy.

As of June 30, 2011, our outstanding debt was $80.8 million versus restricted and unrestricted cash of about $35.4 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $13.7 million a number low enough to provide us with significant operational cash flow comfort. All our debt covenants were satisfied as of June 30, 2011.”

Second Quarter 2011 Results:

For the second quarter of 2011, the Company reported total net revenues of $15.6 million representing a 14.0% increase over total net revenues of $13.7 million during the second quarter of 2010. The Company reported net income for the period of $0.03 million as compared to income of $0.5 million for the second quarter of 2010. The results for the second quarter of 2011 include a $0.6 million net unrealized loss on derivatives and trading securities and a $0.2 million net realized loss on derivatives as compared to $3.3 million net unrealized gain on derivatives and trading securities and $3.7 million realized loss on derivatives for the same period of 2010.

Depreciation expenses for the second quarter of 2011 were $4.6 million compared to $4.4 million during the same period of 2010.  On average, 16.00 vessels were owned and operated during the second quarter of 2011 earning an average time charter equivalent rate of $11,302 per day compared to 15.11 vessels in the same period of 2010 earning on average $11,903 per day.

Adjusted EBITDA for the second quarter of 2011 was $5.0 million, unchanged compared to $5.0 million achieved during the second quarter of 2010. Please see below for Adjusted EBITDA reconciliation to net income / loss and cash flow provided by operating activities.

Basic and diluted earnings per share for the second quarter of 2011 was $0.00, calculated on 31,002,711 basic and 31,116,172 diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.02 for the second quarter of 2010, calculated on 30,849,711 basic and 30,940,288 diluted weighted average number of shares outstanding, respectively.

Excluding the effect on the earnings for the quarter of the unrealized loss on derivatives and the realized loss on derivatives, unrealized loss on trading securities and amortization of the fair value of time charter contracts acquired, the gain per share for the quarter ended June 30, 2011 would have been $0.00 per share basic and diluted compared to earnings of $0.02 per share for the quarter ended June 30, 2010. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Half 2011 Results:

For the first half of 2011, the Company reported total net revenues of $29.8 million representing a 8.6% increase over total net revenues of $27.5 million during the first half of 2010. The Company reported a net loss for the period of $0.6 million as compared to net loss of $2.5 million for the first half of 2010. The results for the first half of 2011 include a $0.1 million net unrealized loss on derivatives and trading securities and a $0.4 million net realized loss on derivatives as compared to a $4.0 million net unrealized gain on derivatives and trading securities and $8.4 million realized loss on derivatives for the same period of 2010.

Depreciation expenses for the first half of 2011 were $9.2 million compared to $8.8 million during the same period of 2010.  On average, 16.00 vessels were owned and operated during the first half of 2011 earning an average time charter equivalent rate of $11,198 per day compared to 15.06 vessels in the same period of 2010 earning on average $12,152 per day.

Adjusted EBITDA for the first half of 2011 was $8.7 million, a 12.3% decrease from $10.0 million achieved during the first half of 2010. Please see below for Adjusted EBITDA reconciliation to net income/loss and cash flow provided by operating activities.

Basic and diluted loss per share for the first half of 2011 was $0.02, calculated on 31,002,711  weighted average number of shares outstanding, compared to basic and diluted  loss per share of $0.08 basic and diluted per share for the first half of 2010, calculated on 30,849,711  weighted average number of shares outstanding basic and diluted.

Excluding the effect on the losses for the first half of 2011 of the unrealized loss on derivatives, realized loss on derivatives, unrealized loss on trading securities and amortization of the fair value of time charter contracts acquired, the loss per share for the six-month period ended June 30, 2011 would have been $0.04 per share basic and diluted compared to earnings of $0.03 per share basic and diluted for the same period in 2010. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Mar-12 Thereafter TC til’ Feb-14 + 1 Year in Charterers Option	$17,500 $11,200 +50/50 Profit Share $14,200
ELENI P	Panamax	72,119		1997	TC ‘til Jan-13	$16,500
IRINI	Panamax	69,734		1988	TC ‘til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Apr-12	$14,950
MONICA P (*)	Handymax	46,667		1998	Bulkhandling Pool
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,000
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Jun-13	$15,750
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jan-12	$7,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC ‘til Feb-12	$12,500
DESPINA P	Handy size	33,667	1,932	1990	TC ‘til Jan-12	$8,500
JONATHAN P (ex-OEL INTEGRITY)	Handy size	33,667	1,932	1990	TC ‘til Oct-11	$11,750
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC ‘til Oct-11	$10,250
YM PORT KELANG (ex-MASTRO NICOS, ex- YM XINGANG I)	Handy size	23,596	1,599	1993	TC ‘til Oct-11	$5,900
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘till Feb-12	$10,500
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Jun-12	$11,200
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Jun-12	$11,200
Total Container Carriers	10	274,354	17,787
Fleet Grand Total	16	628,730	18,737

 (*) “Monica P” is employed in the Bulkhandling spot pool that is managed by Klaveness.

Summary Fleet Data:

	3 months, ended June 30, 2010	3 months, ended June 30, 2011	6 months, ended June 30, 2010	6 months, ended June 30, 2011
FLEET DATA
Average number of vessels (1)	15.11	16.00	15.06	16.00
Calendar days for fleet (2)	1,375	1,456	2,725	2,896
Scheduled off-hire days incl. laid-up (3)	213.9	20.25	423.6	84.6
Available days for fleet (4) = (2) - (3)	1,161.1	1,435.8	2,301.4	2,811.4
Commercial off-hire days (5)	-	20.2	-	48.0
Operational off-hire days (6)	8.2	1.5	9.5	7.9
Voyage days for fleet (7) = (4) - (5) - (6)	1,152.9	1,414.1	2,291.9	2,755.5
Fleet utilization (8) = (7) / (4)	99.3%	98.5%	99.6%	98.0%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100%	98.6%	100%	98.3%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.3%	99.9%	99.6%	99.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	11,903	11,302	12,152	11,198
Vessel operating expenses excl. drydocking expenses and vessels laid-up (12)	4,839	5,523	4,930	5,455
Vessel operating expenses excl. drydocking expenses (12)	4,360	5,523	4,416	5,455
General and administrative expenses (13)	671	543	747	547
Total vessel operating expenses (14)	5,031	6,066	5,163	6,002
Drydocking expenses (15)	630	543	679	786

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including days of vessels laid-up.

(5) Commercial off-hire days. We define commercial off-hire days as days waiting to find employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels,

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately. During the three- and six-month periods in 2010, two of the vessels were laid-up and incurred expenses on average of $1,221 and $1,061 per day each, respectively; excluding the laid-up vessels from the fleet average the vessel operating expenses were $4,839 and $4,930 per vessel per day, respectively.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period.

Conference Call and Webcast:

Later today, Wednesday, August 10, 2011 at 10:00 a.m. EDT, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Euroseas."

A replay of the conference call will be available until August 17, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:
There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the second quarter results for the period ended June 30, 2011 will also be available in PDF format 30 minutes prior to the conference call and webcast accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except share amounts)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues
Voyage revenue	14,162,331	16,263,042	28,443,513	31,073,588
Related party revenue	-	59,836	-	119,014
Commissions	(481,215)	(719,899)	(967,672)	(1,357,355)
Net revenues	13,681,116	15,602,979	27,475,841	29,835,247

Operating expenses
Voyage expenses	454,496	280,814	607,254	218,273
Vessel operating expenses	4,892,161	6,534,829	9,757,490	12,887,740
Drydocking expenses	866,720	790,853	1,850,763	2,276,954
Depreciation	4,413,446	4,587,139	8,805,492	9,174,278
Management fees	1,103,297	1,506,720	2,275,545	2,910,624
Other general and administrative expenses	922,721	790,596	2,035,587	1,584,531
Other income	(153,500)	(263,000)	(153,500)	(263,000)
Total operating expenses	12,499,341	14,227,951	25,178,631	28,789,400

Operating income	1,181,775	1,375,028	2,297,210	1,045,847

Other income/(expenses)
Interest and finance cost	(362,432)	(549,791)	(724,977)	(1,128,692)
Loss on derivatives, net	(411,392)	(723,069)	(4,347,934)	(435,091)
Realized & unrealized loss on trading securities	(53,899)	(59,001)	(80,509)	(119,766)
Foreign exchange (loss)/ gain	(3,636)	(4,980)	7,148	(21,545)
Interest income	178,135	55,882	385,959	112,091
Other expenses, net	(653,224)	(1,280,959)	(4,760,313)	(1,593,003)
Equity loss in joint venture	-	(66,960)	-	(16,348)
Net income / (loss)	528,551	27,109	(2,463,103)	(563,504)
Earnings (loss), per share, basic	0.02	0.00	(0.08)	(0.02)
Weighted average number of shares, basic	30,849,711	31,002,711	30,849,711	31,002,711
Earnings (loss), per share, diluted	0.02	0.00	(0.08)	(0.02)
Weighted average number of shares, diluted	30,940,288	31,116,172	30,849,711	31,002,711

Euroseas Ltd.

Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except share amounts)

	December 31, 2010	June 30, 2011
	(unaudited)	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	34,273,518	29,509,285
Trade accounts receivable	1,563,761	1,776,287
Other receivables, net	6,693,985	2,352,975
Inventories	1,788,256	1,749,905
Due from related party	-	1,271,724
Restricted cash	976,714	871,118
Derivatives	574,336	853,522
Trading securities	263,223	143,457
Prepaid expenses	271,033	312,763
Total current assets	46,404,826	38,841,036

Fixed assets:
Vessels, net	255,412,434	246,238,156
Long-term assets:
Restricted cash	4,800,000	5,046,000
Deferred charges, net	599,374	522,925
Derivatives	-
Investment in joint venture	14,461,167	14,444,819
Total long-term assets	275,272,975	266,251,900
Total assets	321,677,801	305,092,936

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term debt, current portion	13,472,000	13,662,000
Trade accounts payable	3,950,934	2,535,629
Accrued expenses	2,212,401	1,523,298
Accrued dividends	32,175	64,350
Deferred revenue	2,114,335	2,087,701
Derivatives	1,837,924	2,137,552
Due to related company	1,594,773	-
Total current liabilities	25,214,542	22,010,530

Long-term liabilities:
Long term debt, net of current portion	74,913,000	67,137,000
Derivatives	1,537,056	1,517,301
Fair value of below market time charter acquired	1,318,211	-
Total long-term liabilities	77,768,267	68,654,301
Total liabilities	102,982,809	90,664,831

Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 31,002,211 issued and outstanding) Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	930,067 -	930,067 -
Additional paid-in capital	236,279,931	236,639,011
Accumulated deficit	(18,515,006)	(23,140,973) )
Total shareholders' equity	218,694,992	214,428,105
Total liabilities and shareholders' equity	321,677,801	305,092,936

Euroseas Ltd.

Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30, 2010	Six Months Ended June 30,2011

	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	(2,463,103)	(563,504)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels	8,805,492	9,174,278
Amortization of deferred charges	51,174	76,449
Amortization of fair value of time charters	(1,053,208)	(1,318,211)
Losses in investment in joint venture	-	16,348
Share-based compensation	335,769	359,079
Unrealized loss / (gain) on derivatives, net	(4,058,795)	687
Unrealized loss on trading securities	80,509	119,766
Changes in operating assets and liabilities	7,676,136	(2,327,709)
Net cash provided by operating activities	9,373,974	5,537,183

Cash flows from investing activities:
Purchase of vessels including improvements	(15,850,000)	-
Insurance proceeds	-	1,429,275
Change in restricted cash	(374,113)	105,596
Net cash (used in)/ provided by investing activities	(16,224,113)	1,534,871

Cash flows from financing activities:
Dividends paid	(3,084,971)	(4,030,287)
Offering expenses paid	(44,451)	-
Loan arrangements fees paid	-	(220,000)
Repayment of long-term debt	(5,775,000)	(7,586,000)
Net cash used in financing activities	(8,904,422)	(11,836,287)

Net decrease in cash and cash equivalents	(15,754,561)	(4,764,233)
Cash and cash equivalents at beginning of period	40,984,549	34,273,518
Cash and cash equivalents at end of period	25,229,988	29,509,285

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to

Net Income / (loss) and Cash Flow Provided By Operating Activities

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2011	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Net income / (loss)	528,551	27,109	(2,463,103)	(563,504)
Interest and finance costs, net (incl. interest income)	184,297	493,909	339,018	1,016,601
Depreciation	4,413,446	4,587,139	8,805,492	9,174,278
Loss on derivatives, net	411,392	723,069	4,347,934	435,091
Amortization of deferred revenue of below market time charter acquired	(526,604)	(791,607)	(1,053,208)	(1,318,211)
Adjusted EBITDA	5,011,082	5,039,619	9,976,133	8,744,255

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2011	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Net cash flow provided by operating activities	6,644,306	1,677,116	9,373,974	5,537,183
Changes in operating assets / liabilities	(5,325,087)	3,002,693	(7,676,136)	2,327,709
Loss on interest rate and FFA derivatives (realized)	3,747,705	193,443	8,406,730	434,404
Loss on trading securities and Investment in Joint Venture, net	(53,899)	(125,961)	(80,509)	(136,114)
Share-based compensation	(160,652)	(164,898)	(335,769)	(359,079)
Interest, net	158,709	457,226	287,843	940,152
Adjusted EBITDA	5,011,082	5,039,619	9,976,133	8,744,255

EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, income taxes, depreciation, amortization, gain / loss in derivatives and amortization of deferred revenues from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income / (loss) Excluding the Effect from Unrealized  Loss / (Gain) and Realized Loss  on derivatives, Unrealized Loss on trading securities and  Amortization of the Fair Value of Charters Acquired

to Net Income / (loss)

(All amounts expressed in U.S. Dollars – except share data and per share amounts)

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2011	Six Months Ended June 30, 2010	Six Months Ended June 30, 2011
Net income / (loss)	528,551	27,109	(2,463,103)	(563,504)
Unrealized loss / (gain) on derivatives, net	(3,336,313)	529,626	(4,058,796)	687
Unrealized loss on trading securities	53,899	59,001	80,509	119,766
Realized loss on derivatives	3,747,705	193,443	8,406,730	434,404
Amortization of deferred revenue of below market time charter acquired	(526,604)	(791,607)	(1,053,208)	(1,318,211)
Net Income/ (loss) excluding unrealized loss / (gain) on derivatives, unrealized / loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired	467,238	17,572	912,132	(1,326,858)
Net Income/(loss) per share excluding unrealized loss / (gain) on derivatives, unrealized loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired, basic	0.02	0.00	0.03	(0.04)
Weighted average number of shares, basic	30,849,711	31,002,711	30,849,711	31,002,711
Net Income/(loss) per share excluding unrealized loss / (gain) on derivatives, unrealized loss on trading securities, realized loss on derivatives, amortization of the fair value of charters acquired, diluted	0.02	0.00	0.03	(0.04)
Weighted average number of shares, diluted	30,940,288	31,116,172	30,921,342	31,002,711

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA since January 31, 2007.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 10 containerships have a cargo capacity of 17,787 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels and container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  August 10, 2011

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President